UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 3, 2022, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), closed a private placement (the “Private Placement”) pursuant to certain subscription agreements dated October 26, 2022 with four investors (the “Subscribers”). The Company issued and sold an aggregate of 9,000,000 ordinary shares, par value $0.001125 per share, to the Subscribers at a price of $1.40 per share and received gross proceeds, before deducting the placement agent’s fees and other related offering expenses, of $12.60 million. The ordinary shares in the Private Placement were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Subscribers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the ordinary shares for the account or benefit of any U.S. person. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

Network 1 Financial Securities, Inc. (the “Placement Agent”) acted as placement agent in the Private Placement, and the Company paid the Placement Agent a placement agent fee equal to 4% of the gross proceeds and 1% of the gross proceeds as non-accountable expense allowance, pursuant to a Placement Agent’s Agreement dated October 26, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: November 4, 2022	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer